Exhibit 12

EL PASO NATURAL GAS COMPANY
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(IN MILLIONS, EXCEPT FOR RATIO)

	For the Nine Months ended September 30,
	2009	2008
Earnings
Pre-tax income	$161	$168
Fixed charges	70	70
Allowance for funds used during construction	-	(1)
Total earnings available for fixed charges	$231	$237

Fixed charges
Interest and debt expense	$70	$69
Interest component of rent	1	1
Total fixed charges	$71	$70

Ratio of earnings to fixed charges	3.3	3.4

For purposes of computing these ratios, earnings means pre-tax income before:
- fixed charges;
Less - allowance for funds used during construction.

Fixed charges means the sum of the following:
- interest costs, not including interest on tax liabilities which is included in income tax expense on our income statement;
- amortization of debt costs; and
- that portion of rental expense which we believe represents an interest factor.